Contact

www.linkedin.com/in/eteri
(LinkedIn)
thebreakfast.app/eteri (Personal)

Languages

English (Full Professional)
Russian (Native or Bilingual)
Ukrainian (Native or Bilingual)
Portuguese (Elementary)
Georgian (Elementary)

Eteri Saneblidze

The Breakfast Founder • Building the first offline social network
Lisbon, Lisbon, Portugal

Summary

Let's have breakfast!
http://thebreakfast.app/eteri

Experience

The Breakfast
Founder
November 2018 - Present (6 years 11 months)
Lisbon, Portugal

Sea Me Linen
Founder
July 2015 - December 2021 (6 years 6 months)
Odesa, Ukraine

Minimalist natural linen bedding inspired by the experience of living by the sea

Follow My Travel
Founder
September 2013 - January 2016 (2 years 5 months)
Odesa, Ukraine

Platform to discover cool places to eat, stay, and go through the people you follow

konfetafpodarok
Founder
September 2008 - January 2016 (7 years 5 months)
Odesa, Ukraine

Online gift shop with thoughtfully curated design products from all over the world

---

Education

Odessa I.I.Mechnikov National University

· (2001 - 2005)